Mail Stop 3010

August 25, 2009

VIA USMAIL and FAX (713) 850-0498

Mr. Chad Braun
Executive Vice President, Chief Financial Officer, Treasurer and Secretary of AmREIT
Monthly Income & Growth Corporation, the General Partner
AmREIT Monthly Income & Growth Fund III, Ltd.
8 Greenway Plaza, Suite 1000
Houston Texas 77046

Re: **AmREIT Monthly Income & Growth Fund III, Ltd.**
File No. 000-52619
Form 10-K for the year ended December 31, 2008
Amendment No. 1 to Form 10-K for the year ended December 31, 2008
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009

Dear Mr. Chad Braun:

We have reviewed your response letter dated July 29, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 5. Market for Common Equity … page 18

1. We note your response to comment 2 of our letter. In response to our comment, you state that redemption requests received after December 31, 2008, would no longer be considered. It appears that you have either suspended or terminated your redemption program. Please disclose this in future filings.

Chad Braun
AmREIT Monthly Income and Growth Fund III, Ltd.
August 25, 2009
Page 2

AMENDMENT NO. 1 TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Report on Independent Registered Public Accounting Firm, page F-2

2.   We note that your amendment does not include the financial statements and financial statement schedule referenced in your amended Report of Independent Registered Public Accounting Firm. Since you are amending a portion of Item 7, please amend your Form 10-K to include the entire contents of Item 7. Also note that you are required to file updated certifications with the amended Form 10-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant